UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _______*)

UPSTREAM BIOSCIENCES INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

91678P 10 4
(CUSIP Number)

JOEL BELLENSON
Box 3403, 701 Harrison Avenue, Blaine, WA, 98230

copy to:

Cam McTavish
Clark Wilson LLP
Barristers & Solicitors
Patent & Trade-Mark Agents
800 - 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3H1
Tel: 604.687.5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   [ ]

SCHEDULE 13D

CUSIP No.	91678P 10 4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
JOEL BELLENSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,000,000 shares of common stock
	8	SHARED VOTING POWER
N/A
	9	SOLE DISPOSITIVE POWER
12,000,000 shares of common stock
	10	SHARED DISPOSITIVE POWER
N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,000,000 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.1%, based on 44,300,000 shares of common stock outstanding on March 1, 2006
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1. Security and Issuer

This Schedule relates to shares of common stock, par value $0.001 (the “Shares”), of Upstream Biosciences Inc., a Nevada corporation (the “Issuer”).

The principal executive offices of the Issuer are located at c/o 800-885 West Georgia Street, Vancouver, British Columbia V6C 3H1.

Item 2. Identity and Background

(a)	Name: Joel Bellenson.
(b)	Business Address: Box 3403, 701 Harrison Avenue, Blaine, WA, 98230.
(c)	Present Principal Occupation: Chief Executive Officer and director of the Issuer.
(d)	Mr. Bellenson has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

Mr. Bellenson has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Mr. Bellenson is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Considerations

Mr. Bellenson acquired beneficial ownership of 12,000,000 Shares in consideration for the transfer, by Mr. Bellenson, of 3,000,000 common shares of Upstream Biosciences Inc., a private Canadian corporation (“Upstream Canada”).

Pursuant to the terms of an Amended and Restated Share Exchange Agreement dated February 24, 2006 (the “Agreement”), among the Issuer, Upstream Canada, the shareholders of Upstream Canada and Steve Bajic, the former shareholders of Upstream Canada transferred all 6,000,000 common shares of Upstream Canada to the Issuer in consideration for the issuance of 24,000,000 Shares by the Issuer on the basis of one common share of Upstream Canada for every four Shares of the Issuer.

Item 4. Purpose of Transaction

Mr. Bellenson’s purpose of the transaction was for personal investment and to acquire control of the Issuer. As a result of the transaction, the former shareholders of Upstream Canada hold 24,000,000 Shares, or 54.2%, of the outstanding Shares of the Issuer as of March 1, 2006.

In connection with the closing of the Agreement which occurred on March 1, 2006, Mr. Bellenson was appointed a director and the Chief Executive Officer of the Issuer.

Mr. Bellenson reserves the right to actively pursue various proposals which could relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	any material change in the present capitalization or dividend policy of the Issuer;
(f)	any other material change in the Issuer’s business or corporate structure;
(g)	changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and
(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	As of March 1, 2006, Mr. Bellenson beneficially owned 12,000,000 Shares, or 27.1%, of the Issuer’s outstanding stock.
(b)	Mr. Bellenson holds the sole power to vote or to direct the vote, and to dispose or to direct the disposition of all of the Shares reported in this Schedule.
(c)

Other than the transaction set out in Item 3, and the transactions that occurred in connection with such transaction, Mr. Bellenson has not effected any transactions in the Shares of the Issuer during the past 60 days.

(d)	Not applicable.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibit, there are no contracts, arrangements, understandings or relationships between Mr. Bellenson and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

10.1 Amended and Restated Share Exchange Agreement dated February 24, 2006 among the Issuer, Upstream Canada, Steve Bajic and the former shareholders of Upstream Canada (incorporated by reference from our Current Report on Form 8-K filed on February 27, 2006).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2006

/s/ Joel Bellenson

Joel Bellenson

Chief Executive Officer of Upstream Biosciences Inc.